Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Three Months Ended March 31,
2013
Earnings available for fixed charges, as defined:
Net income	$31,918
Tax expense based on income	20,086
Fixed charges (a)	32,726
Earnings available for fixed charges, as defined	$84,730
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$28,246
Estimated interest cost within rental expense	923
Amortization of net debt premium, discount, and expenses	3,557
Total fixed charges, as defined	$32,726
Ratio of earnings to fixed charges	2.59
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$756
Adjustment to pretax basis	476
$1,232

Combined fixed charges and preferred stock dividend requirements	$33,958
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.50

(a)	Includes interest expense related to uncertain tax positions.